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SEC FILE NUMBER
0-26272

CUSIP NUMBER
63888P 40 6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Natural Health Trends Corp.

Full Name of Registrant

Former Name if Applicable
2050 Diplomat Drive

Address of Principal Executive Office (Street and Number)
Dallas, Texas 75234

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
See attached Annex A.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Gary C. Wallace	(972)	241-4080
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attached Annex A.

Natural Health Trends Corp.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	04/01/2001	By	/s/ Timothy S. Davidson

Senior Vice President and Chief Financial Officer

Annex A
Late Filing
Natural Health Trends Corp. (the “Company”) has yet to finalize its financial statements for the year ended December 31, 2009. Moreover, the Company has delayed commencement of an audit and completion of its annual report on Form 10-K for 2009 because it believed that it would be able to file a Form 15 suspending its obligation to file that report because it has less than 300 shareholders of record. The Company did not want to divert resources from its business to commence and complete an audit of its financial statements and prepare the Form 10-K if it was not required to do so. The Company sought, but was unable to obtain, the consent of the staff of the Division of Corporation Finance of the Securities and Exchange Commission that the Company could suspend its obligation to file its annual report on Form 10-K for 2009. Accordingly, the Company intends to have an audit of its financial statements for 2009 commence, and anticipates that, once that audit is complete, it will file its annual report on Form 10-K for 2009. The Company anticipates that it will publish an earnings release for the fourth quarter of 2009 prior to the completion of the audit.
Significant Change in Results of Operations
As reported in our Form 10-Q for the quarterly period ended September 30, 2009, net sales declined about 30% as compared to the same period in the previous fiscal year. The Company expects a similar decline for the full year period. This decrease was due, in part, to the Company’s effort to reduce loss-making recruitment programs. The Company is lowering the cost of new member acquisition and focusing more on improving the productivity of its existing members. Also, certain of the Company’s Hong Kong members’ groups re-organized their leadership during the first half of 2009. In working with the changing leadership of the groups, the Company deferred and scaled back certain marketing activities. In addition, the Company experienced certain delays in delivering product to its Hong Kong members in the third and fourth quarter of 2009. The Company expects that its net loss for 2009 will be greater than its net loss for 2008, primarily as a result of the decrease in net sales.